Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

October 1, 2021

Loan Lauren Nguyen, Legal Branch Chief

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Recon Technology, Ltd
Registration Statement on Form F-3
Filed July 9, 2021
File No. 333-257806

Dear Ms. Nguyen:

In response to the comments set forth in your letter dated August 23, 2021, we are writing to supply additional information and to indicate the changes we have made in the enclosed Pre-effective Amendment 1 to the Registration Statement on Form F-3 (the “Amendment 1”). Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed two redlined copies of Amendment 1 compared against the Registration Statement filed on July 9, 2021 for your review.

Cover Page

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

We have revised the cover page as requested.

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

We have revised the cover page as requested to add prominent disclosure about the risks of being based in or having a majority of our operations in China. Our prospectus summary addresses risks highlighted on the cover page.

3.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

We have revised throughout the registration statement to distinguish clearly between the listing company and its equity subsidiaries on the one hand and the VIEs and their subsidiaries on the other hand.

Prospectus Summary, page 4

4.	We note your disclosure at page 4 that the company uses a structure that involves a VIE based in China. Disclose clearly in your prospectus summary what that entails and provide early in the summary a diagram of the company’s corporate structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

We have revised the registration statement to explain the nature of VIE structures, to provide a clear diagram of the corporate structure and to describe the contractual relationships involved in the VIE relationship. We have highlighted the limitations, uncertainties and challenges associated with the use of VIE structures.

5.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We have revised the summary of risk factors to highlight risks associated with our corporate structure and with being based in China. We have specifically addressed the risks mentioned in this comment and have acknowledged the potential impact of actions by the Chinese government to exert more oversight and control over offerings in China-based issuers and the impact on the value of our securities if this were to occur.

6.	Disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

We have revised the registration statement to disclose that we are not currently required to obtain permission from any PRC authorities to operate or to issuer our Ordinary Shares to foreign investors or to obtain approval from the CSRC, CAC or other entities for our VIEs’ operations. We have further disclosed that our VIEs have not applied for, or received any approval or denial for, such VIEs’ operations.

7.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

We have revised our registration statement to describe cash transfers through our organization, as well as our intentions to distribute earnings or settle amounts owed under the VIE agreements. We have further quantified cash flows and transfers within our organization, as well as the direction of transfer and the absence of dividends and distributions to U.S. investors. We have described restrictions and limitations on our ability to distribute earnings and settle amounts under the VIE agreements.

8.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

We have provided the requested tabular disclosure of condensed consolidating schedules depicting financial position, cash flows and results of operations for parent, consolidated VIEs and any eliminating adjustments separately. All disclosures have been made as of the same dates and for the same periods as the audited financial statements required in the registration statement.

9.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

We have revised the registration statement to include disclosure about the anticipated and potential impact of the Holding Foreign Companies Accountable Act on our Company.

Risk Factors, page 12

10.	We note your disclosure at page 12 in your annual report on Form 20-F for the period ended June 30, 2020 that “there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing [y]our business, and the enforcement and performance of [y]our contractual arrangements with the Domestic Companies and their shareholders.” Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

We have revised our risk factors to acknowledge that if the PRC government determines that the VIE agreements do not comply with PRC regulations, or if the regulations change or are interpreted differently in the future, then our Ordinary Shares could decline in value or become worthless if we are unable to effectively control the VIEs.

11.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We have revised our risk factors to highlight the risks of Chinese government interference and influence on our operations. We have acknowledged the risk that any such action could significantly limit or completely hinder our ability to offer our securities to investors and result in the value of our securities declining significantly or becoming worthless.

12.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

We have revised the registration statement to disclose that oversight by the CAC does not currently affect our Company, as our Company does not maintain data of more than one million users, the current threshold for the CAC’s Measures of Cybersecurity Review.

***

The Company is hopeful that the foregoing answers adequately address the Staff’s questions and looks forward to answering any further questions the Staff may have. You may contact me or the Company’s attorney Anthony Basch (804.771.5725) with any further questions. In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Liu Jia
Liu Jia
Chief Financial Officer